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                                [Koor Letterhead]
                                                                       EXHIBIT A


                                                               February 24, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re: Immediate Report - Koor Industries Ltd. (NO. 9/2000) Company No. 52-001414-3

Koor Industries Ltd. hereby gives notice that the Board of Directors of the Company on February 24, 2000 resolved to distribute a third Interim Dividend for the year of 1999.

The Interim Dividend will amount to NIS 7.8 per Ordinary Share of the Company, each Share having a Nominal Value of NIS 0.001.

The Interim Dividend shall be payable to shareholders of record on Sunday, March 26, 2000.

The "X" date is Monday, March 27, 2000.

The date of payment of the Interim Dividend shall be Monday, April 10, 2000.

Tax at source up to 25% will be deducted according to the applicable law.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel